UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 10, 2021

HEALTHCOR CATALIO ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	001-39949 (Commission File Number)	98-1569027 (IRS Employer Identification Number)

55 Hudson Yards, 28th Floor New York, New York	10001
(Address of principal executive offices)	(Zip Code)

(212) 622-7800

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per Share	HCAQ	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, on July 7, 2021, HealthCor Catalio Acquisition Corp., a blank check company incorporated as a Cayman Islands exempted company with limited liability (“HealthCor”), entered into that certain Business Combination Agreement (as the same has been or may be amended, modified, supplemented or waived from time to time, the “Business Combination Agreement”), by and among HealthCor, Optimus Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of HealthCor, Optimus Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of HealthCor, Hyperfine, Inc., a Delaware corporation (“Hyperfine”), and Liminal Sciences, Inc., a Delaware corporation (“Liminal”), pursuant to which, subject to the terms and conditions of the Business Combination Agreement, HealthCor will consummate its initial business combination with Hyperfine and Liminal (the “Business Combination”).

On August 30, 2021, in connection with the Business Combination, HealthCor filed a registration statement on Form S-4 (No. 333-259148) (as amended, the “Registration Statement”) containing a proxy statement/prospectus of HealthCor (such proxy statement/prospectus in definitive form, the “Proxy Statement/Prospectus”), which Registration Statement was declared effective by the Securities and Exchange Commission (the “SEC”) on November 26, 2021, and HealthCor commenced mailing the Proxy Statement/Prospectus on or about November 30, 2021.

On September 13, 2021, October 6, 2021, October 18, 2021, and November 29, 2021, respectively, HealthCor received four demand letters from purported shareholders of HealthCor (collectively, the “Demand Letters”) alleging that the Proxy Statement/Prospectus contained disclosure deficiencies and/or materially incomplete information regarding the Business Combination.

HealthCor believes that the disclosures set forth in the Proxy Statement/Prospectus comply fully with applicable law and that the allegations contained in the Demand Letters are without merit. However, in order to moot the purported HealthCor shareholders’ disclosure claims, preclude any efforts to delay the closing of the Business Combination, avoid nuisance and alleviate the costs, distractions, risks and uncertainties inherent in litigation, HealthCor has determined to voluntarily supplement the Proxy Statement/Prospectus with certain supplemental disclosures (the “Supplemental Disclosures”) as described in the following section entitled “Supplemental Disclosures to Proxy Statement/Prospectus” in this Current Report on Form 8-K (“Current Report”). Nothing in this Current Report shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, HealthCor specifically denies all allegations by the purported HealthCor shareholders in the Demand Letters that any additional disclosure was or is required.

The Supplemental Disclosures contained herein will not affect the timing of HealthCor’s extraordinary general meeting of its shareholders, which is scheduled to be held on December 21, 2021 at 10:00 a.m., Eastern time, at the offices of Kirkland & Ellis LLP, 609 Main Street, Suite 4700, Houston, Texas 77002. Shareholders may attend the meeting and vote their shares electronically during the meeting via live audio webcast by visiting https://www.cstproxy.com/hcspac/2021.

HealthCor’s board of directors continues to recommend that HealthCor shareholders vote “FOR” each proposal being submitted to a vote of the HealthCor shareholders at the extraordinary general meeting.

Supplemental Disclosures to Proxy Statement/Prospectus

The following information should be read in conjunction with the Proxy Statement/Prospectus. All page references in the information below are to pages in the Proxy Statement/Prospectus, and capitalized terms used in this Current Report shall have the meanings set forth in the Proxy Statement/Prospectus, unless otherwise defined herein.

The Proxy Statement/Prospectus is hereby amended as follows:

The following disclosure replaces the sixth paragraph on page 124:

During this search process, HealthCor leveraged the investing, industry and transaction experience of HealthCor’s management and the HealthCor Board to screen, prioritize and diligence potential acquisition candidates. HealthCor reviewed over 40 business combination opportunities, and entered into nondisclosure agreements with 20 companies to pursue a more detailed diligence review and evaluation. The non-disclosure agreements contained customary terms for a business combination between a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the target and exceptions to such provisions. Of the 20 companies with which HealthCor entered into nondisclosure agreements, HealthCor ultimately determined to deliver letters of intent to two private healthcare companies (“Company A” and “Company B”), as well as Hyperfine and Liminal. HealthCor believed that these four companies were the most suitable for a business combination based on the criteria it sought in a business combination partner.

The following disclosure is added to the end of the second full paragraph on page 127:

In connection with the consummation of the Business Combination, Jefferies will be entitled to deferred underwriting compensation, as set forth in the registration statement for HealthCor’s initial public offering, which closed on January 29, 2021. Additionally, Jefferies, Evercore and Wells Fargo will be entitled to customary fees in connection with the PIPE Investment. These fees will be paid at the closing of the Business Combination, and are conditioned upon the successful completion of the Business Combination. If the Business Combination does not close, none of Jefferies, Evercore or Wells Fargo will be entitled to such fees.

Additional Information and Where to Find It

In connection with the proposed Business Combination, HealthCor filed with the SEC the Registration Statement, which includes the Proxy Statement/Prospectus and certain other related documents and is both the proxy statement distributed to holders of HealthCor’s ordinary shares in connection with HealthCor’s solicitation of proxies for the vote by HealthCor’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HealthCor to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on November 26, 2021, and HealthCor commenced mailing the proxy statement/prospectus to its shareholders on or about November 30, 2021. HealthCor’s shareholders and other interested persons are advised to read the Proxy Statement/Prospectus included in the Registration Statement and the amendments thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials contain important information about the parties to the Business Combination Agreement and the Business Combination. Shareholders may also obtain copies of the Proxy Statement/Prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

HealthCor and its directors and executive officers may be deemed participants in the solicitation of proxies from HealthCor’s shareholders with respect to the Business Combination. You can find information about HealthCor’s directors and executive officers and their ownership of HealthCor’s securities in the Proxy Statement/Prospectus for the Business Combination, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is contained in the Proxy Statement/Prospectus.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of HealthCor in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Proxy Statement/Prospectus.

Forward-Looking Statements

This Current Report may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. HealthCor’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, HealthCor’s expectations with respect to the satisfaction of the closing conditions to the Business Combination and the completion of the Business Combination, and the effect of this Current Report in mooting the allegations set forth in the Demand Letters. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside HealthCor’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to the failure to obtain approval of the shareholders of HealthCor or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development and commercialization activities, including the degree that Swoop® is accepted and used by healthcare professionals; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the Proxy Statement/Prospectus relating to the Business Combination, including those under “Risk Factors” in the Proxy Statement/Prospectus, and in HealthCor’s other filings with the SEC. HealthCor, Hyperfine and Liminal caution that the foregoing list of factors is not exclusive, and they caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HealthCor, Hyperfine and Liminal do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 10, 2021

HEALTHCOR CATALIO ACQUISITION CORP.

By:	/s/ Arthur Cohen
Name:	Arthur Cohen
Title:	Chief Executive Officer and Director